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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                          ----------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of March, 2001




                                  PRIMACOM AG
                (Translation of Registrant's Name into English)



                                Hegelstrasse 61
                                  55122 Mainz
                               011 49 6131 931000
                    (Address of Principal Executive Offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


     Form 20-F    X                        Form 40-F
               --------                               --------


     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes                                    No    X
         --------                              --------

     If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______.
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                                                                   PRIMACOM LOGO



                   PRIMACOM AND UPC COMBINE GERMAN BUSINESSES
         -- Total subscribers grow to 1.9 million, UPC becomes majority shareholder of PrimaCom --


MAINZ, GERMANY, AMSTERDAM, THE NETHERLANDS, MARCH 29, 2001 -- The Supervisory and Management Boards of PrimaCom AG (Neuer Markt Frankfurt, WKN 625910; Nasdaq:
PCAG) and United Pan-Europe Communications N.V. ("UPC") (Euronext Amsterdam:
UPC, Nasdaq: UPCOY) today announced that they have approved the combination of their German cable businesses.

Under the terms of the agreement, UPC will combine with PrimaCom its German subsidiary EWT/tss, representing approximately 570,000 cable TV subscribers, the TeleColumbus option received from Deutsche Bank, representing an estimated potential 530,000 additional cable TV subscribers, as well as its subsidiary B.V. Holding CAI located in Alkmaar, the Netherlands, representing approximately 42,000 subscribers. At year end PrimaCom reported 1,005,159 German cable TV subscribers and 296,538 subscribers in the Netherlands (Multikabel).

The transaction will create the third largest cable operator in Germany with approximately 1.6 million subscribers (excluding the subscribers that are subject to the TeleColumbus option). Of this subscriber base, approximately 355,000 and 655,000 subscribers are in the regions Berlin/Brandenburg and Sachsen/Sachsen-Anhalt/Thueringen respectively, which represent estimated regional market shares of 18% and 35% respectively.

The company will also have the option to acquire from TeleColumbus approximately 530,000 estimated aggregate subscribers (472,000 equity subscribers).

THIS ADHOC RELEASE WILL BE FOLLOWED BY A COMPREHENSIVE PRESS RELEASE PROVIDING FULL DETAILS OF THE TRANSACTION.

NOTE: There will be a webcasted conference hosted by the management of UPC and PrimaCom this afternoon at 17:30 h Frankfurt time. To follow the conference please go to the webpage WWW.PRIMACOM.DE OR WWW.UPCCORP.COM

Contact: PrimaCom AG,
Alexander M Hoffmann, Director Investor Relations
Tel. +49 / 6131 9310 150
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          PRIMACOM AG


                                          By:    /s/ PAUL THOMASON
                                                 ------------------------
                                          Name:  Paul Thomason
                                          Title: Member of the Management Board
                                                 and Chief Financial Officer





                                          By:    /s/ HANS WOLFERT
                                                 ------------------------
                                          Name:  Hans Wolfert
                                          Title: Member of the Management Board
                                                 and Chief Corporate Development
                                                 Officer

Date: March 29, 2001